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October 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC

Offering Statement on Form 1-A

Amendment No. 1

Filed September 15, 2022

File No. 024-11953

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2022 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A (File No. 024-11953) filed with the Commission on September 15, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company will file a further amended Offering Statement on Form 1-A (the “Amended Offering Statement”) to reflect the changes discussed in this response following review of this letter and receipt of any additional comments from the Staff.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Amendment No. 1 to Offering Statement on Form 1-A filed September 15, 2022

Incorporation of Certain Information by Reference, page ii

1.	We note your response to our comment 3 and your revision to your filing. It appears that the financial statements that are incorporated by reference are for the year ended December 31, 2020 and the six months ended June 30, 2021. Further, it appears that these properties were acquired in January 2022. Please tell us how you determined it was unnecessary to provide Rule 8-06 financial statements for the 37 series for the year ended December 31, 2021. Please refer to Part F/S(b)(7) of Form 1-A, which states, in part, "[t]he financial statements of other entities must be presented for the same periods as if the other entity was the issuer..."

Response to Comment 1

In response to the Staff’s comment and as discussed with the Staff, the Company believes that providing audited Rule 8-06 financials for the period ending December 31, 2021 for the prior thirty-seven (37) qualified series (the “Prior Offered Series”), would (i) not further investor understanding of the properties underlying the Prior Offered Series, (ii) cause investor confusion given that more current property-level information and financial results are already included in the Company’s recently filed semi-annual report on Form 1-SA for the period ended June 30, 2022 (the “Form 1-SA”) that will be incorporated by reference into the Amended Offering Statement (iii) only serve to cause additional expense to the investors in the Prior Offered Series without any significant additional investor protection, and (iv) cause unwarranted delay in the Company’s ability to operate is business, ultimately harming investors. In lieu of providing such updated audited Rule 8-06 financials, the Company would propose that it provide a profit and loss statement for the Prior Offered Series for the 3-month “stub” period commencing on June 30, 2022 and ending on September 30, 2022 (the “Stub Financials”). Since the Prior Offered Series are not being included in the Offering Statement, the Company believes that it is in the best interest of the current holders of Prior Offered Series’ Shares to provide, together with the original Rule 8-06 audited financials and the updated property level information and financial results included in the Form 1-SA, the Stub Financials because it will provide such holders with clear and timely information about the financial position of such Prior Offered Series.

Accordingly, the Company would present the following financial statements in the Amended Offering Statement:

●	The financial statements included in the semi-annual report on Form 1-SA for the period ended June 30, 2022 (incorporated by reference).
●	The financial statements included in the annual report on Form 1-K for the period ended September 30, 2021 (incorporated by reference).
●	Rule 8-06 Combined Statement of Certain Revenue and Expense for the fiscal year ended December 31, 2020(Audited) and June 30, 2021(Unaudited) with respect to the 37 Prior Offered Series (incorporated by reference)
●	Pro-forma Balance Sheets for each of the Company’s 186 new series to be qualified pursuant to the Amended Offering Statement (the “New Series”) as of June 30, 2022.
●	Pro-Forma Profit and Loss Statement for each of the 186 New Series as of June 30, 2022.
●	Rule 8-06 Unaudited Combined Statement of Certain Revenue and Expenses for the 186 New Series as of June 30, 2022.
●	Pro-Forma Balance Sheets for the 37 Prior Offered Series and 186 New Series as of December 31, 2021.
●	Pro-Forma Profit and Loss Statement for the 37 Prior Offered Series as well as the 186 New Series as of December 31, 2021.
●	Rule 8-06 Audited Combined Statement of Certain Revenue and Expense for the 186 New Series.
●	Stub period (unaudited) profit and loss statement for the 37 Prior Offered Series from June 30, 2022 thru September 30, 2022

2.	We note your response to our comment 3 and your revision to your filing. Please revise to include an auditor consent for the Rule 8-06 financial statements for the 37 series.

Response to Comment 2

In response to the Staff’s comment, the Company will revise the Amended Offering Statement to include the auditor consent for the Rule 8-06 financial statements for the Prior Offered Series.

Management's Discussion and Analysis, page 28

3.	We note your response to comment 1 and the statement in the Form 1-U filed December 14, 2021 that "the amounts outstanding under the Series’ existing promissory notes issued to Landa Holdings, Inc., the Company’s manager (the “Manager”), were reduced by the respective principal amounts of the Refinance Notes." Please revise to clarify or advise us why you believe Management's Discussion and Analysis does not require narrative discussion of the refinancing and separate quantification of the amounts outstanding under the Acquisition Notes and Refinancing Notes. Advise us why updated related party transaction disclosure is not required with respect to the repayment of a material portion of the Acquisition Notes.

Response to Comment 3

In response to the Staff’s comment, the Company respectfully notes that the Offering Statement includes disclosure about the fact that each Series, or the Company on behalf of each Series, will seek additional debt financing, including through a related party loan (see, e.g. “Description of our Business – Property Acquisition Strategy”) in addition to the Acquisition Notes. However, the Company will revise the section entitled “Management's Discussion and Analysis” in the Amended Offering Statement to specifically point out the related party nature of the refinancing as follows:

“Loans

Initially, each Prior Offered Series issues an Acquisition Note to the Manager to finance 100% of the costs associated with the expected acquisition of its Property. Each Acquisition Note represents a related-party loan between each respective Prior Offered Series and the Manager. The Acquisition Notes bore an interest rate of 4.5% per annum. Each Prior Offered Series has paid down or otherwise discharged all or a portion of the outstanding balance of its Acquisition Note with a second note issued by such Series to the LendingOne, LLC (the “Lender”)(each a “Refinance Note”), which represents an interest-bearing related-party loan between each respective Series and the Manager.

See “Description of the Properties–Loans” for information about the terms of each Acquisition Note.”

In addition, the Company will revise the section entitled “Description of the Properties” in the Amended Offering Statement as follows:

“Loans

Initially, each Prior Offered Series issued an Acquisition Note to the Manager to finance 100% of the costs associated with the expected acquisition of its Property. Each Acquisition Note represents a related-party loan between each respective Prior Offered Series and the Manager. The Acquisition Notes issued by the Prior Offered Series bore an interest rate of four and a half percent (4.5%) per annum.

Each Prior Offered Series has paid down or otherwise discharged all or a portion of the outstanding balance of its Acquisition Note with the proceeds received in exchange for a Refinance Note issued to the Lender. Each Refinance Note is secured by the Property underlying the respective Prior Offered Series. The principal amount, interest rate, maturity date and monthly interest payment with respect to each Refinance Note is listed in the table below:”

Series	Principal Amount			Annual Interest Rate		Loan Date		Maturity Date			Monthly Payment Amount
Landa Series [ ]	$	[	]	[4.80%	]	[	]	[	]	$	[	]

General

4.	We note your response to comment 5 and reissue the comment. Please advise why you believe the lease agreement for each series is not required by Item 17(6)(b). Additionally, please advise us of the details of the offering of "free stock," specifically what exemption from registration you are relying on to issue the Referral Shares.

Response to Comment 4

In order to more clearly address the Staff’s comment, we have divided the comment into two parts.

●	We note your response to comment 5 and reissue the comment. Please advise why you believe the lease agreement for each series is not required by Item 17(6)(b).

The Company agrees with the Staff that each lease agreement is material. However, the varying terms of the leases that are not otherwise on the Company’s “form of” lease that is filed as an exhibit are not material other than those terms related to the monthly rent and lease expiration date. These (and in some cases other) material terms are all set forth in the Master Series Table in Appendix A, which, when reviewed along with the form of leases, comprise all of the material and relevant information reasonably necessary for a prospective investor to evaluate such Property. We refer the Staff to the Instructions to Item 601 of Regulation S-K, which is the equivalent regulation promulgated for companies registering securities under the Securities Act of 1933, as amended:

2. In any case where two or more indentures, contracts, franchises, or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. The Commission may at any time in its discretion require filing of copies of any documents so omitted.

With respect to the Properties underlying the Prior Offered Series, the Company has either entered into a lease with a new tenant, or renewed a lease with an existing tenant, with a lease agreement that contains terms that are substantially similar to the terms set forth in the Form of Lease Agreement (included as an exhibit to the Offering Statement). Further, each tenant occupying a Property underlying a New Series has entered into a lease agreement that is substantially similar to the terms set forth in the Form of Lease Agreement.

●	Additionally, please advise us of the details of the offering of "free stock," specifically what exemption from registration you are relying on to issue the Referral Shares.

The Company advises the Staff that the “free stock”, or Referral Shares, being offered under the Referral Program are being offered pursuant to one or more of the Company’s qualified Offering Statements (and are part of the $75 million limitation on shares to be issued in any 12-month period). Furthermore, the “free stock” is being paid for by the sponsor such that no Series is receiving any less proceeds from the offering than it would if an investor paid for them itself.

5.	We note your response to comment 6 and reissue the comment. Please provide us with your legal analysis as to why you do not need to provide updated disclosure for Landa App LLC's open and closed offerings for all of your issued series.

Response to Comment 5

In response to the Staff’s comment, the Company will revise Appendix A in the Amended Offering Statement to provide a table reflecting information regarding the Company’s open and closed offerings for all of the Prior Offered Series.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Yishai Cohen, Chief Executive Officer

Neeraj Kumar, General Counsel

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc.

Matthew Schoenfeld, Esq.

Farnell Morisset, Esq.

Goodwin Procter LLP

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